SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 3)*

                                 Eurotech, Ltd.
                                (Name of Issuer)

                         Common Stock, $.00025 par value
                         (Title of Class of Securities)

                                    29879610
                                 (CUSIP Number)

                                 James Q. Chau
                       Encore Capital Management, L.L.C.
                     12007 Sunrise Valley Drive, Suite 460
                                Reston, VA 20191
                            Tel. No.: (703) 476-5898
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 August 8, 2001
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. 29879610                 13D                     Page 2 of 10 Pages
_____________________________________________________________________________
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     JNC Opportunity Fund Ltd.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [X]
                                                            (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    SOURCE OF FUNDS

     WC
_____________________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                 [ ]
_____________________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
_____________________________________________________________________________
NUMBER OF      7    SOLE VOTING POWER

SHARES              0
               ______________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            2,893,164 (See Item 5)
               ______________________________________________________________
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           0
               ______________________________________________________________
PERSON         10   SHARED DISPOSITIVE POWER

WITH                2,893,164 (See Item 5)
_____________________________________________________________________________
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

      2,893,164 (See Item 5)
_____________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [ ]
_____________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.759% (See Item 5)
_____________________________________________________________________________

14   TYPE OF REPORTING PERSON

     CO
_____________________________________________________________________________

CUSIP NO. 29879610                 13D                     Page 3 of 10 Pages
_____________________________________________________________________________
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     JNC Strategic Fund Ltd.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [X]
                                                            (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    SOURCE OF FUNDS

     WC
_____________________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                 [ ]
_____________________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
_____________________________________________________________________________
NUMBER OF      7    SOLE VOTING POWER

SHARES              0
               ______________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            125,775 (See Item 5)
               ______________________________________________________________
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           0
               ______________________________________________________________
PERSON         10   SHARED DISPOSITIVE POWER

WITH                125,775 (See Item 5)
_____________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

     125,775 (See Item 5)
_____________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [ ]
_____________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.20% (See Item 5)
_____________________________________________________________________________

14   TYPE OF REPORTING PERSON

     CO
_____________________________________________________________________________

CUSIP NO. 29879610                 13D                     Page 4 of 10 Pages
_____________________________________________________________________________
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Diversified Strategies Fund, L.P.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [X]
                                                            (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    SOURCE OF FUNDS

     WC
_____________________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                 [ ]
_____________________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Illinois
_____________________________________________________________________________
NUMBER OF      7    SOLE VOTING POWER

SHARES              0
               ______________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            17,857 (See Item 5)
               ______________________________________________________________
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           0
               ______________________________________________________________
PERSON         10   SHARED DISPOSITIVE POWER

WITH                17,857 (See Item 5)
_____________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     17,857 (See Item 5)
_____________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [ ]
_____________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.029% (See Item 5)
_____________________________________________________________________________

14   TYPE OF REPORTING PERSON

     PN
_____________________________________________________________________________

CUSIP NO. 29879610                 13D                     Page 5 of 10 Pages
_____________________________________________________________________________
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Encore Capital Management, L.L.C.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [X]
                                                            (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    SOURCE OF FUNDS

     OO
_____________________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                 [ ]
_____________________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
_____________________________________________________________________________
NUMBER OF      7    SOLE VOTING POWER

SHARES              0
               ______________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            3,036,796 (See Item 5)
               ______________________________________________________________
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           0
               ______________________________________________________________
PERSON         10   SHARED DISPOSITIVE POWER

WITH                3,036,796 (See Item 5)
_____________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

     3,036,796 (See Item 5)
_____________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [ ]
_____________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.995% (See Item 5)
_____________________________________________________________________________

14   TYPE OF REPORTING PERSON

     IA
_____________________________________________________________________________

Item 1.   Security and Issuer.

          This Amendment No. 3 to Schedule 13D is filed with regard to the shares of common stock, par value $.00025 per share (the "Shares") of Eurotech, Ltd., a District of Columbia corporation (the "Company"), with principal executive offices at 10306 Eaton Place, Suite 220, Fairfax, VA 22030.

          This Amendment No. 3 to Schedule 13D is filed to report a reduction in the percentage of the beneficial ownership of the Reporting Persons in the Shares and to report that the Reporting Persons are no longer obligated to report share ownership under this form.

Item 2.   Identity and Background.

          Not Applicable.

Item 3.   Source and Amount of Funds or Other Consideration.

          Not Applicable.

Item 4.   Purpose of Transaction.

          Not Applicable.

Item 5.   Interest in Securities of the Issuer

          Item 5 is amended as follows:

             (a)(b) JNC Strategic is the beneficial owner of 125,775 shares, equal to 0.207% of the Shares outstanding, based on 60,798,610 Shares outstanding as of August 8, 2001, as reported by the Company.

                    JNC Opportunity is the beneficial owner of 2,893,164 Shares, which is equal to 4.759% of the Shares outstanding, based on 60,798,610 Shares outstanding.

                    DSF is the beneficial owner of 17,857 Shares, which is equal to 0.029% of the Shares outstanding, based on 60,798,610 Shares outstanding.

                    The Manager has shared voting and dispository power with respect to the 3,036,796 Shares reported in this Schedule 13D as being owned beneficially by JNC Strategic, JNC Opportunity and DSF. Therefore, the Manager may be deemed to be, for purposes of Rule 13d-3 of the Exchange Act, a beneficial owner of such Shares, representing 4.995% of the Shares outstanding, based on 60,798,610 Shares outstanding.

          (c)   See Exhibit A to this Schedule 13D.

          (d)   Not applicable.

          (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Not applicable.

Item 7.   Material to be Filed as Exhibits

          Not Applicable.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Dated:   February 13, 2002

JNC STRATEGIC FUND LTD.


By: /s/ James Q. Chau
   -------------------------
       Name: James Q. Chau
       Title:   Director


JNC OPPORTUNITY FUND LTD.


By: /s/ James Q. Chau
   -------------------------
       Name: James Q. Chau
       Title:   Director


DIVERSIFIED STRATEGIES FUND, L.P.

By: ENCORE CAPITAL MANAGEMENT, L.L.C.

    By: /s/ James Q. Chau
        -------------------------
           Name: James Q. Chau
           Title:   Managing Member


ENCORE CAPITAL MANAGEMENT, L.L.C.


By: /s/ James Q. Chau
   -------------------------
       Name: James Q. Chau
       Title:   Managing Member

                             JOINT FILING AGREEMENT

     In accordance with rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Amendment No. 3 to Schedule 13D, and all amendments thereto, and that such statement, and all amendments thereto, is made on behalf of each of them.

     IN WITNESS WHEREOF, the undersigned hereby execute this agreement as of February 13, 2002.


JNC STRATEGIC FUND LTD.


By: /s/ James Q. Chau
   -------------------------
       Name: James Q. Chau
       Title:   Director


JNC OPPORTUNITY FUND LTD.


By: /s/ James Q. Chau
   -------------------------
       Name: James Q. Chau
       Title:   Director


DIVERSIFIED STRATEGIES FUND, L.P.

By: ENCORE CAPITAL MANAGEMENT, L.L.C.

    By: /s/ James Q. Chau
        -------------------------
          Name: James Q. Chau
          Title:   Managing Member


ENCORE CAPITAL MANAGEMENT, L.L.C.


By: /s/ James Q. Chau
   -------------------------
       Name: James Q. Chau
       Title:   Managing Member

                                   EXHIBIT A

                            JNC Strategic Fund Ltd.


        Date                  Quantity of Shares Sold          Price

        06-11-01                        120600                  1.17
        06-12-01                         84700                  1.33
        06-13-01                          4000                  1.34
        06-27-01                          2000                  0.89
        07-09-01                           500                  0.68
        07-10-01                         15000                  0.67
        07-12-01                         30000                  0.59
        07-20-01                          4000                  0.54
        07-23-01                         11000                  0.54
        07-24-01                         28000                  0.54
        07-25-01                         14000                  0.53
        07-26-01                          6000                  0.50
        07-30-01                         37000                  0.49
        08-01-01                         39000                  0.45
        08-02-01                          3000                  0.44
        08-03-01                          5957                  0.46
        08-03-01                           543                  0.46
        08-06-01                         12000                  0.40
        08-07-01                         13000                  0.42
        08-08-01                          1000                  0.44